# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eBay Inc, CIK 0001065088
CUSIP: 278642103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, California (CA), 95125
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000820027

## Reporting persons
- Ameriprise Financial, Inc.: type of reporting person: parent holding company or control person (HC); does not affirm membership in a group (box b); shared voting power 15,142,093; shared dispositive power 16,893,932; aggregate amount beneficially owned 16,893,932 (3.7% of the class)

## Item 1. Issuer
Name of issuer: eBay Inc
Address of issuer's principal executive offices: 2025 Hamilton Avenue, San Jose, CA 95125

## Item 2. Person Filing
Name of person filing: Ameriprise Financial, Inc. ("AFI")
Address of principal business office or, if none, residence: 145 Ameriprise Financial Center, Minneapolis, MN 55474
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person. AFI disclaims beneficial ownership of any shares reported on this Schedule.
Percent of class: The information required by Item 4(b) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5)-(9) and (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ameriprise Financial, Inc.: /s/ Michael G. Clarke, Senior Vice President, North America Head of Operations & Investor Services (08/14/2025)
Comment: Contact Information Charles Chiesa VP Fund Treasurer Global Operations and Investor Services Telephone: 617-385-9593